SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  iParty Corp.
             (Exact name of registrant as specified in its charter)

                 Delaware                               13-4012236
     (Jurisdiction of Incorporation                  (I.R.S. Employer
            or Organization)                        Identification No.)

                                1457 VFW Parkway
                             West Roxbury, MA 02132
                    (Address of Principal Executive Offices)

If this Form relates to the                  If this Form relates to the
registration of a class of securities        registration of a class of
pursuant to Section 12(b) of the             securities pursuant to Section
Exchange Act and is effective pursuant       12(g) of the Exchange Act and is
to General Instruction A.(c), please         effective pursuant to General
check the following box. |X|                 Instruction A.(d), please check the
                                             following box. |_|

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                             Name of Each Exchange on Which Each
Title of Each Class to be so Registered           Class is to be Registered
---------------------------------------           -------------------------

   Series G Junior Preferred Stock               The American Stock Exchange
            Purchase Rights

Securities to be registered pursuant to Section 12(g) of the Act:

--------------------------------------------------------------------------------
                                (Title of Class)

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Item 1. Description of Securities to be Registered.

            On November 9, 2001, the Board of Directors of iParty Corp., a Delaware corporation (the "Company"), declared a dividend of one right (a "Right") for each outstanding share of the Company's common stock, par value $0.001 per share (the "Common Stock"), and each share of the Company's outstanding Preferred Stock on an as converted basis (the "Preferred Stock") (the Common Stock and the Preferred Stock shall collectively be known as the "Capital Stock"). The dividend is payable as of November 9, 2001, to stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of a new series of preferred shares of the Company, designated as Series G Junior Preferred Stock (the "Series G Junior Preferred Stock"), at a price of $2.00 per one one-hundredth (1/100) of a share (the "Exercise Price"), subject to certain adjustments. The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 9, 2001 (as the same may be amended from time to time, the "Rights Agreement") between the Company and Continental Stock Transfer & Trust Company, as rights agent (the "Rights Agent"). A copy of a Summary of Rights will be distributed to stockholders of record as of November 9, 2001.

            Initially the Rights will not be exercisable, certificates will not be sent to stockholders, and the Rights will automatically trade with the Capital Stock.

            The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 10% or more of the outstanding Capital Stock of the Company (an "Acquiring Person") or (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer, the consummation of which would result in the ownership of 15% or more of the voting power of the Company's outstanding Capital Stock (even if no shares are actually purchased pursuant to such offer). Prior to such date, the Rights would not be exercisable, would not be represented by a separate certificate, and would not be transferable apart from the Capital Stock, but will instead be evidenced, with respect to any of the Capital Stock certificates outstanding as of November 9, 2001, by such Capital Stock certificate. An Acquiring Person does not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, (D) any person or group whose ownership of 10% or more of the shares of voting stock of the Company then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person, (ii) a reduction in the number of issued and outstanding shares of

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voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% or more of the Company's voting stock unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause
(i) or (ii)), or (iii) Robert H. Lessin; iParty LLC; Ajmal Khan; Roccia Partners, L.P.; Boston Millenia Partners, LP; HMTF-iPC, LLC; or Taymark; each of which has identified themselves as a 10% holder or more of voting stock of the Company as of November 9, 2001; provided that each of such Persons shall become an Acquiring Person in the event such Person hereafter acquires Beneficial Ownership of more than Five percent (5%) of the voting stock of the company during any Twelve (12) month period.

            Until the Distribution Date (or earlier redemption or expiration of the Rights), new Capital Stock certificates issued after November 9, 2001 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Capital Stock certificates, with or without a copy of the Summary of Rights attached, will also constitute the transfer of the Rights associated with the Capital Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Company's Capital Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

            The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on November 9, 2011, unless earlier redeemed by the Company as described below.

            The Series G Junior Preferred Stock is non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of the Company's preferred stock. The Series G Junior Preferred Stock may not be issued except upon exercise of Rights. The Series G Junior Preferred Stock is entitled to 100 times any dividends declared on the Common Stock, in like kind, as appropriate. In the event of liquidation, the holders of Series G Junior Preferred Stock will be entitled to receive for each share of Series G Junior Preferred Stock, a liquidation payment in an amount equal to the greater of $2.00 per one one-hundredth (1/100) of a share or 100 times the payment made per share of Common Stock. Each share of Series G Junior Preferred Stock will have 100 votes and will vote together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of the Company's Common Stock are exchanged, each share of Series G Junior Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock, as appropriate. The rights of the Series G Junior Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

            The number of shares of Series G Junior Preferred Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

            Unless the Rights are earlier redeemed or the transaction is approved by the Board of Directors, in the event that, after the time that the Rights become exercisable, (i) the Company were to be merged into or consolidated with another entity (whether or not related to a ten percent (10%) stockholder), (ii) the Company were to merge with another entity (whether or not related to a ten percent (10%) stockholder) and be the surviving corporation, but any shares of the Company's Capital Stock were changed into or exchanged for other securities or assets, or (iii) more than fifty (50%) percent of the Company's assets or earning power were to be sold in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price. In addition, unless the Rights are earlier redeemed, if a person or group (with certain exceptions) becomes the beneficial owner of 10% or more of the Company's voting stock (other than pursuant to a Qualifying Tender Offer, as defined in the Rights Agreement)), the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of Series G Junior Preferred Stock having a market value at the time of the transaction equal to two times the Exercise Price (such market value to be determined with reference to the market value of the Company's Common Stock as provided in the Rights Agreement).

            The Company shall not be required to issue fractions of shares of Series G Junior Preferred Stock. In lieu of fractional shares, the Company may, at its election, round up any fractions of shares of Series G Junior Preferred Stock to the nearest whole number.

            At any time on or prior to the date on which any person has become an Acquiring Person or November 9, 2011, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, subject to adjustment (the "Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

            For as long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price or date of expiration of the Rights, amend the

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Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such. Amendments to the Rights Agreement from and after the time that any Person becomes an Acquiring Person requires the approval of a majority of the holders of the Rights Certificates (as provided in the Rights Agreement).

            Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

            As of November 9, 2001, there were 38,866,395 shares of Capital Stock issued and outstanding. A total of 388,664 shares of Series G Junior Preferred Stock has been reserved for issuance upon exercise of the Rights.

            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $0.001 per Right at any time until the close of business on the tenth day (or such later date as described above) after a person or group has obtained beneficial ownership of 10% or more of the voting stock.

            The form of Rights Agreement between the Company and Continental Stock Transfer & Trust Company, as rights agent, specifying the terms of the Rights, which includes as Exhibit A the form of Summary of Rights to Purchase Series G Junior Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Certificate of Designations of the Company setting forth the terms of the Preferred Stock are attached hereto as exhibits and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

Item 2.     Exhibits
            --------

            1. Rights Agreement, dated as of November 9, 2001, between iParty Corp. and Continental Stock Transfer & Trust Company, as Rights Agent. The Rights Agreement includes as Exhibit B the form of Right Certificate and as Exhibit C the form of Certificate of Designations.

            2.    Press Release, dated November 12, 2001.

            3.    Letter to iParty Corp. Stockholders, dated November 12, 2001.

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                                   SIGNATURES

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                           IPARTY CORP.


                                           By: /s/ Sal Perisano
                                              ----------------------------------
                                              Name: Sal Perisano
                                              Title: Chief Executive Officer


                                           By: /s/ Patrick Farrell
                                              ----------------------------------
                                              Name: Patrick Farrell
                                              Title: President

Dated: November 15, 2001

                                  EXHIBIT INDEX

Exhibit No.                       Description
-----------                       -----------

    1. Rights Agreement, dated as of November 9, 2001, between iParty Corp. and Continental Stock Transfer and Trust Company, as Rights Agent. The Rights Agreement includes as Exhibit B the form of Right Certificate and as Exhibit C the form of Certificate of Designations.

    2.                  Press Release, dated November 12, 2001.

    3.                  Letter to iParty Corp. Stockholders, dated November 12,
                        2001.